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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

American Greetings Corporation
(Name of Issuer)
Class B Common Shares
(Title of Class of Securities)
02375-20-4
(CUSIP Number)
Jeffrey M. Weiss, One American Road, Cleveland, OH 44144 (216) 252-7300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 15, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	02375-20-4	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Jeffrey M. Weiss

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		340,558

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		340,558

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

340,558

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.74%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	02375-20-4	Schedule 13D	Page	3	of	4
Item 1. Security and Issuer.
     This Amendment No. 2 (the “Second Amendment”) amends the initial Schedule 13D filed by the Reporting Person on August 14, 2006 and Amendment No. 1 to such Schedule 13D filed by the Reporting Person on July 20, 2007 (collectively, the “Schedule 13D”) with respect to the Class B common shares, par value $1.00 per share (“Class B Shares”), of American Greetings Corporation (the “Company”). Capitalized terms used but not otherwise defined in this Second Amendment have the meanings ascribed to such terms in the Schedule 13D. The purpose of this Second Amendment is to report a change in the number of Class B Shares beneficially owned by the Reporting Person.
Item 5. Interest in Securities of the Issuer.
     The information in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a)-(b). The Reporting Person has the sole power to vote or dispose of 340,558 Class B Shares which includes: (i) 302,282 Class B Shares that he has the right to acquire within 60 days pursuant to outstanding stock options that the Company granted to the Reporting Person as compensation; and (ii) 4,634 Class B Shares deferred by the Reporting Person under the American Greetings Executive Deferred Compensation Plan (the “Deferred Compensation Plan”) which, pursuant to the terms of his deferral elections, will be distributed to the Reporting Person within 60 days. Collectively, the 340,558 Class B Shares beneficially owned by the Reporting Person constitute approximately 9.74% of the Class B Shares outstanding as of May 1, 2009.
     The number of Class B Shares beneficially owned by the Reporting Person does not include, and the Reporting Person disclaims beneficial ownership of, the following: (a) any of the 1,818,182 Class B Shares owned by Irving Stone LLC, of which the Reporting Person owns membership interests representing 24.5% of the equity, (b) 200,000 Class B Shares owned by the Irving I. Stone Support Foundation, of which the Reporting Person is a trustee, (c) 83,411 Class B Shares allocated to the Reporting Person’s account in the Deferred Compensation Plan, and (d) 203,964 Class B Shares owned by the Irving I. Stone Foundation, of which the Reporting Person is a trustee.
     (c). On May 1, 2009, the Reporting Person was vested with options to acquire 25,000 Class B Shares pursuant to options initially granted to the Reporting Person on May 1, 2008. On May 2, 2009, the Reporting Person was vested with options to acquire 25,000 Class B Shares pursuant to options initially granted to the Reporting Person on May 2, 2007, and on May 15, 2009, the Reporting Person was vested with options to acquire 25,000 Class B Shares pursuant to options initially granted to the Reporting Person on May 15, 2006.

CUSIP No.	02375-20-4	Schedule 13D	Page	4	of	4

     (d). No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Shares beneficially owned by the Reporting Person.
     (e). Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2009	/s/ Jeffrey Weiss
Jeffrey Weiss